INTERACTIVE STRENGTH, INC.

1005 Congress Avenue, Suite 925

Austin, TX 78701

May 6, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Fullem

Re:	Interactive Strength, Inc.
Registration Statement on Form S-3 Filed May 1, 2024
File No. 333-279035

Dear Mr. Fullem:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Interactive Strength, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement, as amended, be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Wednesday, May 8, 2024, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Interactive Strength, Inc.

/s/ Trent A. Ward
Trent A. Ward
Chief Executive Officer